Mail Stop 3561

March 1, 2007

Via U.S. Mail & Facsimile (214) 969-4343
Mr. Michael Cavalier
Senior Vice President – General Counsel
Cinemark Holdings, Inc.
3900 Dallas Parkway, Suite 500
Plano, TX 75093

> **Re: Cinemark Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 1, 2007**
> **File No. 333-140390**

Dear Mr. Cavalier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

General

1. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation

Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly
Update available at www.sec.gov.

2. In numerous places in the prospectus, you compare yourself to others in your
    industry. Please provide us with the basis for such comparisons, including:

    *   On page 1: "Our circuit is the third largest in the U.S."
    *   On pages 1 and 3: "the most geographically diverse circuit in Latin America."
    *   On page 1: "We grew out total revenue per patron at the highest compound
        annual growth rate, or CAGR, during the last two fiscal years among the three
        largest motion picture exhibitors in the U.S."
    *   On pages 1 and 3: "Century's theatre circuit is among the most modern in the
        U.S." and "We have one of the most modern theatre circuits in the industry,"
        respectively.
    *   On page 2: "[W]e ranked either first or second by box office revenues in 27
        out of our top 30 U.S. markets."
    *   On page 3: "We feature stadium seating in 78% of our first run auditoriums,
        the highest percentage among the three largest U.S. exhibitors."
    *   On page 3: "[W]e grew our admissions and concessions revenues per patron at
        the highest CAGR during the last two fiscal years among the three largest
        motion picture exhibitors in the U.S."

3. Please remove marketing language from the prospectus or provide independent
    verification that such claims are true. For example:

    *   Pages 1: "disciplined growth strategy."
    *   Pages 1: "superior movie-going experience."
    *   Page 3: "rigorous site selection."
    *   Page 3: "superior execution."
    *   Page 3: "consistently delivering value to our shareholders."

4. Your presentation of adjusted EBITDA, as a performance measure, does not
    comply with Item 10(e) of Regulation S-K, because it eliminates certain recurring
    charges (e.g. impairment of long lived assets, (gain)/loss on sale of assets and
    other, deferred lease expense). Therefore, your discussion of adjusted EBITDA
    and adjusted EBITDA margin should be eliminated. However, if management
    believes that adjusted EBITDA is a material covenant of your credit agreements
    and is important to an investor's understanding of your company's capital
    structure and liquidity conditions, you may include a discussion of adjusted
    EBITDA within the liquidity and capital resources section of MD&A along with a

> reconciliation to operating cash flows, the most directly comparable GAAP liquidity measure. For guidance refer to Question 10 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Market Information, page i

5. For each source of information you cite here, please either file a consent for the use of such information or confirm that the cited information is publicly available for free or for a nominal cost, quantifying any such nominal cost. Refer to Rule 436 of Regulation C. Alternatively, you may remove your references to the third parties and attribute the information to the company, based on its own research.

6. We note your statement in the second paragraph indicating that, other than "compiling and extracting," you "take no further responsibility" for market and industry data provided by third parties. Furthermore, you indicate that you cannot provide assurance of the accuracy of such data. Disclaimer of liability for material information provided by the issuer are not appropriate. Please revise to remove the language noted above.

Prospectus Summary, page 1

General

7. In an appropriate place in the summary, please disclose how much MDP invested in Cinemark, Inc. as part of the MDP Merger, how much MDP will receive as selling shareholders in this transaction, and the percentage of ownership MDP will retain after this transaction is complete.

Our Company, page 1

8. Please tell us what line items on page F-4 you refer to when you reference your "operating margins" in the second paragraph and why these items are properly described as "high."

9. In addition, please disclose your revenues and net income for the most recent audited period and interim stub to provide a financial snapshot of your company.

10. Please indicate the dollar amount of your debt, including the dollar amount and percentage of your debt which is at floating rates.

11. Either delete the phrase "track record of strong financial performance" in the second paragraph or revise to clarify that you regard losses in three of the last five

years as indicating such a track record. Similarly, either delete the phrase "consistent cash flows" or balance it with disclosure about inconsistent net income.

12. For each place where you mention revenues in the text please also include net income/loss for the same period. Including both numbers will better held investors in evaluating your company.

High Quality Theaters with Strong Operating Performance, page 1

13. We note that you provide revenue information for Century Theaters, Inc. for fiscal year 2006. Please also provide net income information.

Participation in National CineMedia, page 2

14. You indicate that you joined National CineMedia ("NCM") as a founding member with others. If you mean that you founded National CineMedia with others, please revise to so state, or advise.

15. In addition, you indicate that NCM "operates the largest digital in-theatre network in the U.S." Please expand on and clarify the meaning of this statement. For example, if you mean that it operates the largest digital in-theater network in the U.S. for providing cinema advertising and non-film events, then please so state. In addition, please reconcile this statement with the first risk factor on page 15, which implies that you do not have digital equipment in your theaters. Finally, provide us with the basis for your statement that NCM has the largest such network.

16. Please describe the status of your efforts to enter into a new agreement with NCM, as referenced at the bottom of page 14, and describe how the new agreement differs from your old agreement with NCM, if known.

17. Please file with your next amendment all material contracts related to your participation in National CineMedia, including the Exhibitor Services Agreement you reference in the first paragraph. Refer to Item 601(b)(10) of Regulation S-K.

18. Define DMA here.

Our Industry, page 4

19. You indicate that box office revenues grew at a CAGR of 5.4% over the last 35 years. Please also mention that such revenues in 2005 were lower than they have been since 2001, as referenced in the chart at the top of page 56.

20. Please revise to include the CAGR for revenues adjusted for inflation, if possible.

Increased Investment in Production, page 4

21. You reference here downstream markets. Please define the term, summarize the recent growth of such markets, and describe the challenges they pose to your industry, if any.

Stable Long-term Attendance Trends, page 4

22. Either here or somewhere else in the summary, please summarize your recent attendance history, including the fact that you experienced a 7.6% decline in attendance from fiscal year 2004 to 2005, as referenced in the chart on page 42.

Madison Dearborn Partners, page 5

23. Please either remove or reposition this section elsewhere in the prospectus.

The Offering, page 6

24. Please revise to disclose that Lehman Brothers and an affiliate of Lehman Brothers will receive proceeds of the offering, as described on page 98.

Risk Factors, page 12

25. Please remove the second sentence of the opening paragraph.

26. If your past history includes doing well during times of economic expansion (such as the current expansion) and poorly during times of recession, consider adding a risk factor about that trend.

If we do not comply with the Americans with Disabilities Act, page 15

27. Please modify the heading to this risk factor to include reference to the consent order that was entered November 17, 2004.

We are subject to impairment losses, page 15

28. Please describe why your asset impairment charges increased from $5 million in fiscal year 2003 to $51.7 million in fiscal year 2005.

Use of Proceeds, page 21

29. Please provide the approximate amount of proceeds intended to be used for each purpose you state, if practicable. Refer to Item 514 of Regulation S-K.

Liquidity and Capital Resources, page 46

30. Due to the fact that you are significantly leveraged, you should revise the liquidity and capital resources section of your MD&A to include a discussion of your overall capital structure, including a discussion of debt covenants and a more detailed discussion of your total outstanding long-term debt, borrowing capacity and interest costs. In order to assist investors in understanding the potential effects of your financings on your operations, this discussion should be presented in plain English, summary form, and/or in a tabular format.

31. Please revise your disclosure of operating activities to discuss factors that significantly affected operating cash flows, including the underlying reasons that lead to the changes in these factors.

32. Please revise to disclose that operating cash flows benefit in periods in which interest on your senior discount notes accretes and is unpaid and is reduced in periods in which accreted interest is subsequently paid.

33. We note that you experienced a net loss for fiscal year 2005. Please clarify, here or in Business, what factors caused this loss and what you are doing or plan to do to reverse this trend.

Business, page 54

General

34. In an appropriate place in this section, please provide a brief summary of the material terms of the MDA Merger, as discussed on page ii. Refer to Item 101(a) of Regulation S-K.

35. You state that you operate as a single business segment. However, in light of the fact that you have international operations as well as operate both discount and high end theaters in North America, it appears that you may have multiple operating segments, which would qualify for separate reporting. As such, if

applicable, please tell us how you applied the aggregation criteria under paragraph 17 and 18 of SFAS 131 to these operating segments. If you believe that these operations are not separate operating segments, please provide us with a detailed analysis supporting your conclusion.

36. Please provide the financial information about geographic areas required by Item 101(d)(1) of Regulation S-K.

Participation in National CineMedia, page 55

37. Please revise your disclosures to address the restrictions on the use of cash received from the National Cine Media IPO.

Film Licensing, page 60

38. Please provide the range of admission prices for your first-run theatres, as you do for your discount theatres on page 61.

39. You indicate on page 61 that your discount theatres "offer many of the same amenities as our first run theatres." Please describe any major differences, such as the lack of stadium seating, if applicable. In addition, in a suitable place in the business section, please discuss your preference for one method of distribution over the other both in general and within any particular market. In addition, if discount theatres account for 10% or more of consolidated revenue in any of the last three fiscal years, provide the amount or percentage of total revenue contributed by such theatres for that period. Refer to Item 101(c)(1)(i) of Regulation S-K.

Marketing, page 62

40. Please describe the status of your efforts to install digital equipment "in the majority of our theatres," as you indicate at the bottom of page 62. In addition, on page 46 you indicate that your efforts in this regard are ongoing, while on page F-44 you indicate that you have fulfilled your obligations for instillation of digital equipment. Please revise your disclosure to reconcile or advise.

Management, page 67

41. Please indicate any other directorships held by each director, including Messrs. Chereskin, Perry, Selati, Dombalagian, and Ezersky. Refer to Item 401(e)(2) of Regulation S-K.

Our Board of Directors and Committees, page 69

42. You indicate that you expect one member of the audit committee to qualify as an audit committee financial expert. Please disclose the name of that expert, if known. Refer to Item 401(h)(1)(ii) of Regulation S-K.

Compensation Committee Interlocks and Insider Participation, page 70

43. Please identify each person who served as a member of the compensation committee during the last completed fiscal year. Refer to Item 407(e)(4) of Regulation S-K.

Director Compensation Table, page 79

44. Please tell us why you made a cash payment of $219,746 to Mr. Senior on January 19, 2007.

Principal and Selling Shareholders, page 81

45. Please disclose the nature of any position, office, or other material relationship which each selling shareholder has had within the past three years with the registrant or any of its predecessors or affiliates. Refer to Item 507 of Regulation S-K.

46. Please revise your disclosure to provide beneficial ownership as required by Item 403 of Regulation S-K and Exchange Act Rule 13d-3(d)(1). In that regard, please disclose the ownership of K&E Investment Partners, L.P. – 2004-B DIF referenced in footnote (1). It is not appropriate to indicate an entity as being the beneficial owner of interests in your company without disclosing the ownership of such entity.

47. Please disclose the transactions pursuant to which the selling shareholders received their shares.

48. It does not appear that any of the selling stockholders are registered broker-dealers. Please confirm. In addition, please tell us whether any of the selling stockholders are affiliates of broker-dealers.

Certain Agreements, page 83

49. Please include the contracts referenced in this section as exhibits in your next amendment, or advise. Refer to Item 601(b)(10)(1)(ii)(A) of Regulation S-K.

Common Stock, page 87

50. The second-to-last sentence, which says that all shares now outstanding are, and those to be issued in this offering will be, fully paid and non-assessable, is a legal conclusion which you are not qualified to make. Either delete the sentence or attribute it to a law firm and file a consent in the next amendment.

Underwriting, page 94

51. Please expand this section to disclose that the selling shareholders may be deemed to be underwriters with respect to the shares they are offering for resale.

Relationships, page 98

52. Please revise to disclose whether the arrangements you describe in this section may be considered a conflict of interest under the NASD's rules or advise.

Consolidated Financial Statements as December 31, 2005

General

53. While we understand that Cinemark Holding, Inc. is technically a new reporting company, its consolidated financial statements at December 31, 2005 are, in all material respects, those of Cinemark Inc. and subsidiaries, a publicly registered company under Section 13 or 15(d) of the Securities Exchange Act of 1934. As such, in order to ensure that investors receive sufficient information regarding all of the facts and circumstances surrounding the IPO, please expand Note 3 to describe, in significant detail, the circumstances surrounding your decision to apply push down accounting instead of historical cost and the impact it had on previously filed financial statements (e.g. your equity has increased significantly and results of operations have significantly decreased due the impairment of goodwill). In addition, please tell us whether you intend to apply push down accounting to the financial statements of your public subsidiaries.

54. The financial statements should be updated, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement. Due to the significant nature of this update, please be aware that we may require a significant amount of time to review your updated financial statements once we receive them.

Consolidated Statements of Operations, page F-4

55. Please revise to remove the "total cost of operations" caption, and any discussion thereof, as this sub-total does not include all operating costs.

Note 1- Summary of Significant Accounting Policies

Theater Properties and Equipment, page F-8

56. Please revise to disclose balances of major classes of depreciable assets and land.

Revenues and Expense Recognition, page F-9

57. Please revise to disclose amounts of revenue recognized on unredeemed gift cards and other advance sale-type certificates for which the likelihood of redemption became remote.

Condensed Consolidated Financial Statements as of September 30, 2006

Note 3- Investment in National CineMedia, page F-44

58. We note that National CineMedia intends to distribute the net proceeds from its IPO to its current owners in connection with modifying payment obligations for network access. Please tell us the nature and terms of this payment modification and how you plan to account for it.

Note 6- Early Retirement of Long-Term Debt, page F-47

59. With respect to your 9 ¾% senior discount notes, a portion of which were redeemed in May 2006, it is unclear whether you classified repayments of accreted interest at the date of redemption in your statement of cash flows as an operating activity pursuant to paragraph 23(d) of SFAS 95. Please advise us supplementally of your classification and the amount of accreted interest repaid.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone at (202) 551-3312 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (214) 969-4343
        Terry Schpok, Esq.
        Akin Gump Strauss Hauer & Feld, LLP